SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENZON PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

ENZON PHARMACEUTICALS, INC.
(Names of Filing Persons (Issuer))

4% Convertible Senior Notes due 2013
(Title of Class of Securities)

293904 AE 8; 293904 AD 0
(CUSIP Numbers of Class of Securities)

Scott B. Waldman, Esq.
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, New Jersey 08807
(908) 541-8600

Copy to:
Andrea Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$250,050,000	$17,829

*

Calculated solely for purpose of determining the amount of the filing fee pursuant to and based upon a purchase of $1,000 per $1,000 amount of Enzon’s 4% Convertible Senior Notes due 2013. The amount of the filing fee, $71.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”). This Schedule TO relates to the offer by Enzon to purchase for cash any and all of its outstanding 4% Convertible Senior Notes due 2013 (the “Notes”) at a price of $1,000 per $1,000 principal amount, plus accrued and unpaid interest to, but not including, March 8, 2010, subject to the terms and conditions set forth in the Offer to Purchase, dated February 5, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), which constitutes the “Offer.” The Notes were issued by Enzon pursuant to an Indenture, dated as of May 23, 2006, as supplemented and amended from time to time (the “Indenture”), between Enzon and Wilmington Trust Company, as trustee (the “Trustee”).

          This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information in the Offer to Purchase is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

          The information set forth in the section of the Offer to Purchase entitled “Summary of the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

          (a) Name and Address. The issuer of the Notes is Enzon Pharmaceuticals, Inc., a Delaware corporation. Its principal executive offices are located at 685 Route 202/206, Bridgewater, NJ 08807 and its telephone number is (908) 541-8600.

          (b) Securities. The subject class of securities is Enzon’s 4% Convertible Senior Notes due 2013. As of February 5, 2010, there was $250,050,000 aggregate principal amount of Notes outstanding.

          (c) Trading Market and Price. The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. The information set forth in the section of the Offer to Purchase entitled “Market and Trading Information” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

          (a) Name and Address. Enzon is the filing person. The business address and telephone number of Enzon are set forth under Item 2(a) above.

          The names of the executive officers and directors of Enzon who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Enzon Pharmaceuticals, Inc., 685 Route 202/206, Bridgewater, NJ 08807 and the telephone number for each such person is (908) 541-8600.

Name	Position

Alexander Denner, Ph.D.	Chairman of the Board of Directors
Jeffrey H. Buchalter	Director, President and Chief Executive Officer
Rolf A. Classon	Director
Robert LeBuhn	Director
Harold Levy	Director
Victor P. Micati	Director
Richard Mulligan, Ph.D.	Director
Robert C. Salisbury	Director
Craig A. Tooman	Executive Vice President, Finance and Chief Financial Officer
Ivan D. Horak, M.D.	Executive Vice President, Research and Development and Chief Scientific Officer
Ralph del Campo	Executive Vice President, Technical Operations
Paul S. Davit	Executive Vice President, Human Resources

Item 4.	Terms of the Transaction.

          (a) Material Terms. The information set forth in the sections of the Offer to Purchase, most specifically under the sections entitled “The Company,” “The Offer-Purpose of the Offer,” “The Offer-Description of the Notes,” “The Offer-Terms of the Offer,” “The Offer-Risk Factors,” “The Offer-Source and Amount of Funds,” “The Offer-Acceptance of Notes for Purchase and Payment,” “The Offer-Procedures for Tendering Notes,” “The Offer-Withdrawal of Tenders,” and “Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

          (b) Purchases. To the best of Enzon’s knowledge, the Notes will not be purchased from any officer, director or other affiliate of Enzon.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

          (a) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase entitled “The Offer-Description of the Notes” and the documents and information set forth under the caption “Incorporation by Reference” in the Offer to Purchase is incorporated herein by reference. Enzon is a party to the following agreements, arrangements or understandings that involve the Notes:

          Indenture, dated as of May 23, 2006, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on May 25, 2006 and incorporated herein by reference).

          First Supplemental Indenture, dated as of August 25, 2008, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on August 25, 2008 and incorporated herein by reference).

          Enzon maintains certain plans and agreements with respect to its common stock, par value $0.01 per share. These plans and agreements are as follows:

1.

Rights Agreement, dated May 17, 2002, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 1 to Enzon’s Form 8-A12G filed on May 22, 2002 and incorporated herein by reference).

2.

First Amendment to the Rights Agreement, dated as of February 19, 2003, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 2 to Enzon’s Form 8-A12G/A filed on February 20, 2003 and incorporated herein by reference).

3.

Second Amendment to the Rights Agreement, dated as of January 7, 2008, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 6 to Enzon’s Form 8-A12G/A filed on January 8, 2008 and incorporated herein by reference).

4.

Third Amendment to the Rights Agreement, dated as of July 23, 2009, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on July 24, 2009 and incorporated herein by reference)

5.	2001 Incentive Stock Plan, as amended and restated, of Enzon Pharmaceuticals, Inc. (filed as Exhibit 10.1 to Enzon’s Form 8-K filed on May 19, 2006 and incorporated herein by reference).

6.	2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to Enzon’s Form S-8 filed on January 29, 2007 and incorporated herein by reference).

7.

2007 Outside Director Compensation Plan, as amended (filed as Exhibit 10.1 to Enzon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 2, 2007 and incorporated herein by reference).

          For a description of these plans and agreements, see Enzon’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 9, 2009, Enzon’s Proxy Statement for its 2009 Annual Meeting of Stockholders, filed on April 13, 2009, and Enzon’s Form 8-A, as filed on May 22, 2002, and as amended on February 20, 2003, January 8, 2008 and July 24, 2009.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

          (a) Purposes. The information set forth in the sections of the Offer to Purchase entitled “The Offer-Purpose of the Offer” is incorporated herein by reference.

          (b) Use of Securities Acquired. Enzon will deliver all Notes purchased by Enzon in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.

          (c) Plans. Except for the Offer and as described below, Enzon does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

          Enzon derives revenue from royalties that it receives on sales of marketed products that utilize its proprietary technology. Currently, Enzon receives royalties on marketed products that utilize the PEGylation platform, namely PEG-INTRON, Macugen, and CIMZIA, with PEG-INTRON being the largest source of our royalty income. Enzon is actively exploring the potential sale of all or a portion of the royalties that it receives from PEG-INTRON, including through the preliminary solicitation of bids. Among the factors that Enzon expects to consider in connection with this effort is the feasibility of structuring and timing sales of these royalties to minimize negative tax consequences. There can be no assurance as to the extent to which any such sale process will proceed or succeed, including whether any agreements will be reached or, if an agreement is reached, whether it will be consummated.

Item 7.	Source and Amount of Funds or Other Consideration.

          (a) Source of Funds. The information set forth in the section of the Offer to Purchase entitled “The Offer-Source and Amount of Funds” is incorporated herein by reference.

          (b) Conditions. Not applicable.

          (c) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

          (a) Securities Ownership. Harold Levy, one of Enzon’s directors, holds Notes in a personal trust that are convertible into 116,535 shares of common stock during the period beginning January 29, 2010 until March 4, 2010, and therafter convertible into 104,712 shares of common stock. To the best of Enzon’s knowledge, no other person named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associate or majority owned subsidiary of such person, beneficially owns any of the Notes.

          (b) Securities Transactions. There is currently $250,050,000 aggregate principal amount of Notes outstanding. Neither Enzon, nor to the best of Enzon’s knowledge, any executive officer or director or affiliate of such persons, engaged in any transactions involving the Notes during the past 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

          (a) Solicitations or Recommendations. The Offer being conducted is required pursuant to the terms of the Indenture and no person will be directly or indirectly retained or compensated to make solicitations or recommendations in connection with the Offer.

Item 10.	Financial Statements.

          (a) Financial Information. Not applicable.

          (b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

          None.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 5, 2010.

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 23, 2006, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on May 25, 2006 and incorporated herein by reference).

(d)(2)

First Supplemental Indenture, dated as of August 25, 2008, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on August 25, 2008 and incorporated herein by reference).

(d)(3)

Rights Agreement, dated May 17, 2002, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 1 to Enzon’s Form 8-A12G filed on May 22, 2002 and incorporated herein by reference).

(d)(4)

First Amendment to the Rights Agreement, dated as of February 19, 2003, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 2 to Enzon’s Form 8-A12G/A filed on February 20, 2003 and incorporated herein by reference).

(d)(5)

Second Amendment to the Rights Agreement, dated as of January 7, 2008, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 6 to Enzon’s Form 8-A12G/A filed on January 8, 2008 and incorporated herein by reference).

(d)(6)

Third Amendment to the Rights Agreement, dated as of July 23, 2009, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on July 24, 2009 and incorporated herein by reference).

(d)(7)	2001 Incentive Stock Plan, as amended and restated, of Enzon Pharmaceuticals, Inc. (filed as Exhibit 10.1 to Enzon’s Form 8-K filed on May 19, 2006 and incorporated herein by reference).

(d)(8)	2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to Enzon’s Form S-8 filed on January 29, 2007 and incorporated herein by reference).

(d)(9)

2007 Outside Director Compensation Plan, as amended (filed as Exhibit 10.1 to Enzon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 2, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Craig A. Tooman

	Name:	Craig A. Tooman
	Title:	Executive Vice President, Finance
and Chief Financial Officer

Dated: February 5, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 5, 2010.

(b)	Not applicable.

(d)(1)

Indenture, dated as of May 23, 2006, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on May 25, 2006 and incorporated herein by reference).

(d)(2)

First Supplemental Indenture, dated as of August 25, 2008, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on August 25, 2008 and incorporated herein by reference).

(d)(3)

Rights Agreement, dated May 17, 2002, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 1 to Enzon’s Form 8-A12G filed on May 22, 2002 and incorporated herein by reference).

(d)(4)

First Amendment to the Rights Agreement, dated as of February 19, 2003, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 2 to Enzon’s Form 8-A12G/A filed on February 20, 2003 and incorporated herein by reference).

(d)(5)

Second Amendment to the Rights Agreement, dated as of January 7, 2008, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 6 to Enzon’s Form 8-A12G/A filed on January 8, 2008 and incorporated herein by reference).

(d)(6)

Third Amendment to the Rights Agreement, dated as of July 23, 2009, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 4.1 to Enzon’s Form 8-K filed on July 24, 2009 and incorporated herein by reference).

(d)(7)	2001 Incentive Stock Plan, as amended and restated, of Enzon Pharmaceuticals, Inc. (filed as Exhibit 10.1 to Enzon’s Form 8-K filed on May 19, 2006 and incorporated herein by reference).

(d)(8)	2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to Enzon’s Form S-8 filed on January 29, 2007 and incorporated herein by reference).

(d)(9)

2007 Outside Director Compensation Plan, as amended (filed as Exhibit 10.1 to Enzon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 2, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.